Exhibit 12
L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

	First Quarter Ended
	April 1, 2011
	($ in millions)
Earnings:

Income before income taxes	$ 311

Less: Net income attributable to noncontrolling interests	(3)

Income before income taxes after noncontrolling interests	$ 308

Add:

Interest expense	61

Amortization of debt expense	2

Interest component of rent expense	15

Earnings	$ 386

Fixed charges:

Interest expense	61

Amortization of debt expense	2

Interest component of rent expense	15

Fixed charges	$ 78

Ratio of earnings to fixed charges	4.9	x